First Integrity Capital Partners Corp.

Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	69,014
Accounts receivable		3,000
Receivable from clearing broker		916
Securities deposited with clearing broker		51,103
Securities purchased, not yet sold		332,524
Property and equipment, net of accumulated depreciation of $56.559		24,148
Other assets		30,377
Total assets	$	511,082
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$	5,313
Accrued liabilities		3,000
Total liabilities		8,313
Stockholders' Equity		
Common stock, no par value, 100 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		402,066
Dividends		(10,000)
Retained earnings		110,603
Total stockholders' equity		502,769
Total liabilities and stockholders' equity	$	511,082

See accompanying notes